AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

24 August 2004

04045536

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

RECEIVED
2004 OCT 19 A 8:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 23 August 2004, Re: (i) Proposed disposal of Ipoh Parade by Lion Ipoh Parade Sdn Bhd, a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd ("AKR"), which in turn is a 70% owned subsidiary of Amsteel Corporation Berhad, for a total cash consideration of RM161.525 million; and (ii) Proposed disposal of Seremban Parade by Lion Seremban Parade Sdn Bhd, a 70% owned subsidiary of Masbeef Sdn Bhd, which in turn is a wholly-owned subsidiary of AKR, for a total cash consideration of RM64.624 million for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

dlw 10/19

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 23/08/2004 06:35:42 PM
Reference No OS-040823-60911

Submitting Merchant Bank (if applicable)	:	OSK SECURITIES BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	Leona Ng / Jason Lam
* Designation	:	Manager/ Asst. Manager

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

I PROPOSED DISPOSAL OF IPOH PARADE BY LION IPOH PARADE SDN BHD, A WHOLLY-OWNED SUBSIDIARY OF AYER KEROH RESORT SDN BHD ("AKR"), WHICH IN TURN IS A 70% OWNED SUBSIDIARY OF AMSTEEL CORPORATION BERHAD ("AMSTEEL"), FOR A TOTAL CASH CONSIDERATION OF RM161.525 MILLION; AND

II PROPOSED DISPOSAL OF SEREMBAN PARADE BY LION SEREMBAN PARADE SDN BHD, A 70% OWNED SUBSIDIARY OF MASBEEF SDN BHD, WHICH IN TURN IS A WHOLLY-OWNED SUBSIDIARY OF AKR, FOR A TOTAL CASH CONSIDERATION OF RM64.624 MILLION.

(COLLECTIVELY REFERRED TO AS THE "PROPOSED DISPOSALS")

* **Contents :-**

1. INTRODUCTION

On behalf of the Board of Directors of Amsteel ("Board"), OSK Securities Berhad ("OSK") wishes to announce that Lion Ipoh Parade Sdn Bhd ("LIPSB") and Lion Seremban Parade Sdn Bhd ("LSPSB"), had respectively, on 20 August 2004 accepted the letters of offer dated 11 August 2004 from TMW Lion GmbH ("Purchaser") ("LO") for the following proposals:-

(a) the proposed disposal of the shopping complex known as Ipoh Parade for a total cash consideration of RM161,525,000 ("Proposed Disposal of Ipoh Parade"); and

(b) the proposed disposal of the shopping complex known as Seremban Parade for a total cash consideration of RM64,624,000 ("Proposed Disposal of Seremban Parade").

The Proposed Disposal of Ipoh Parade and Proposed Disposal of Seremban Parade are hereinafter collectively referred to as the "Proposed Disposals". Ipoh Parade and Seremban Parade shall hereinafter be collectively referred to as the "Parades", whilst LIPSB and LSPSB are collectively referred to as the "Vendors".

A formal sale and purchase agreement ("SPA") in respect of each of the Proposed Disposals will be signed after a due diligence review has been conducted to the satisfaction of the Purchaser. An announcement shall be made upon the execution of the relevant sale and purchase agreements in respect of the Proposed Disposals.

Further details of the Proposed Disposals are set out in the ensuing sections of this Announcement.

2. DETAILS OF THE PROPOSED DISPOSALS

2.1 Proposed Disposal of Ipoh Parade

LIPSB, a wholly-owned subsidiary of Ayer Keroh Resort Sdn Bhd ("AKR"), which in turn is a 70% owned subsidiary of Amsteel, had on 20 August 2004 accepted a letter of offer from the Purchaser to purchase the shopping complex known as Ipoh Parade (excluding an annexed block of a proposed medical centre partially constructed up to six (6) storeys with one (1) basement level) for a total cash consideration of RM161,525,000. Further details of Ipoh Parade are set out in Section 3.1 (a) of this Announcement.

Ipoh Parade will be sold and transferred to the Purchaser free from encumbrances, charges, liens and restraints whether equitable or legal, and without prejudice to Section 9(h) of this Announcement, subject to all conditions, express or implied in the document of title to the property and existing tenancies and licences and on an "as-is-where-is" basis subject to the provisions of the SPA.

The mode of settlement in respect of the Proposed Disposal of Ipoh Parade is set out in Table 1 enclosed below.

2.2 Proposed Disposal of Seremban Parade

LSPSB, a 70% owned subsidiary of Masbeef Sdn Bhd, which in turn is a wholly-owned subsidiary of AKR, had on 20 August 2004 accepted a letter of offer from the Purchaser to purchase the shopping complex known as Seremban Parade (excluding the municipal council office premises measuring approximately 33,380 square feet located on the fifth (5th) floor inclusive of lift lobby on the ground floor of the shopping complex belonging to Majlis Perbandaran Seremban) for a total cash consideration of RM64,624,000. Further details of Seremban Parade are set out in Section 3.1 (b) of this Announcement.

Seremban Parade will be sold and transferred to the Purchaser free from encumbrances, charges, liens and restraints whether equitable or legal, and without prejudice to Section 9(h) of this Announcement, subject to all conditions, express or implied in the document of title to the property and existing tenancies and licences and on an "as-is-where-is" basis subject to the provisions of the SPA.

The mode of settlement in respect of the Proposed Disposal of Seremban Parade is set out in Table 1 enclosed below.

There will be no liabilities to be assumed by the Purchaser arising from the Proposed Disposals.

3. BACKGROUND INFORMATION

3.1 Information on the Parades

(a) **Ipoh Parade**

Ipoh Parade is a shopping mall erected on nine (9) pieces of 999 years leasehold land expiring between 2885 to 2894, held under land titles Pajakan Negeri 154816 for Lot 2902N Bandar Ipoh (U), Pajakan Negeri 154817 for Lot 2903N Bandar Ipoh (U), part of Pajakan Negeri 154814 for Lot 2900N Bandar Ipoh (U), Pajakan Negeri 68325 for Lot 8824N Bandar Ipoh (S), Pajakan Negeri 68326 for Lot 8825N Bandar Ipoh (S), Pajakan Negeri 50789 for Lot 8691U Bandar Ipoh (U), Pajakan Negeri 154130 for Lot 33516 Bandar Ipoh (U) & Pajakan Negeri 154131 for Lot 33518 Bandar Ipoh (U) and CT22855 for Lot 2904N Town of Ipoh, all in Daerah Kinta, Negeri Perak ("Ipoh Parade Land"). The total land area measures approximately 10.212 acres.

Ipoh Parade is located in the middle of the Ipoh town centre. It has a net lettable area ("NLA") of approximately 594,414 square feet with four (4) levels of retail floors, two (2) elevated car parking levels and two (2) basement car parks with 990 carpark spaces, Ipoh Parade's current occupancy rate is approximately 92%.

LIPSB acquired the Ipoh Parade land in June 1991 at a cost of investment of approximately RM8.4 million. The construction of the shopping mall was completed in July 1997 at a total construction cost of approximately RM148.8 million. The net property income (before financing cost) from Ipoh Parade and the net profits attributable from Ipoh Parade to Amsteel for the financial year ended 30 June 2003 was RM9.45 million and RM1.7 million respectively. As at 30 June 2003, the audited net book value of Ipoh Parade after adjusting for the revaluation carried out on 31 March 2004 is approximately RM188 million. Based on the aforesaid net book value, the Proposed Disposal of Ipoh Parade is expected to give rise to a loss of approximately RM26.5 million which will be offset against revaluation reserves available for Ipoh Parade.

(b) Seremban Parade

Seremban Parade is a shopping mall erected on a 99-year leasehold land expiring on 3 October 2094, held under title number H.S. (D) 92634 PT 5148, Bandar Seremban, Daerah Seremban, Negeri Sembilan Darul Khusus ("Seremban Parade Land"). The total land area measures approximately 4.856 acres.

Seremban Parade is located in the middle of the Seremban town centre. It has a NLA of approximately 316,847 square feet with four (4) levels of retail floors, two (2) elevated car parking levels and 2 basement car parks. Seremban Parade's current occupancy rate is approximately 84%.

LSPSB acquired the Seremban Parade Land in December 1993 at a cost of investment of approximately RM9.5 million. The construction of the shopping mall completed in December 1996 at a total construction cost of approximately RM69.5 million. The net property income (before financing cost) from Seremban Parade and the net profits attributable from Seremban Parade to Amsteel for the financial year ended 30 June 2003 was RM4.94 million and RM2.7 million respectively. As at 30 June 2003, the audited net book value of Seremban Parade after adjusting for the revaluation carried out on 31 March 2004 is approximately RM90.0 million. Based on the aforesaid net book value, the Proposed Disposal of Seremban Parade is expected to give rise to a loss of approximately RM25.4 million which will be partly offset against revaluation reserves available for Seremban Parade.

3.2 Information on the Purchaser

The Purchaser is a wholly-owned subsidiary of TMW Asia Property Fund I GmbH and Co. KG, a German closed-end property fund for German institutional investors consisting mainly of insurance groups and pension funds. The fund's objective is to invest in real estate in various countries throughout Asia including Australia. The fund is managed by TMW Immobilien GmbH ("TMW") in Munich in conjunction with PREI (Asia) Pte. Ltd., Singapore, both subsidiaries of Prudential

Financial.

For over 20 years TMW has been specialising in cross border investments both from Europe into the United States as well as from Germany into other European countries. Even before the merger with Prudential Real Estate Investors ("PREI"), TMW was one of the largest Real Estate Investment Managers in Europe with close to USD6 billion under asset management. TMW consistently ranked among the biggest German investors into the United States and Europe. In the Asian region, the fund has acquired 5 properties; two office buildings in Seoul (Total costs: KRW312 billion) and two office buildings and a retail property in Tokyo (Total costs: Yen14.2 billion).

4. BASIS OF ARRIVING AT THE PURCHASE CONSIDERATION

The disposal consideration of RM161.525 million and RM64.624 million for Ipoh Parade and Seremban Parade respectively ("Disposal Consideration"), was arrived at on a willing buyer-willing seller basis after taking into consideration:-

4.1 the projected net property income of approximately RM13,149,000 for Ipoh Parade and RM5,262,000 for Seremban Parade for the financial year ending 30 June 2005;

4.2 the NLA of Ipoh Parade and Seremban Parade;

4.3 the physical state, condition and age of Ipoh Parade and Seremban Parade which was built in 1997 and 1996 respectively; and

4.4 the market value of Ipoh Parade (excluding the medical centre) and Seremban Parade (excluding office premises belonging to Majlis Perbandaran Seremban), both free from encumbrances, of RM188 million and RM90 million respectively as opined by Messrs CH Williams Talhar and Wong Sdn Bhd, an independent professional valuer in their certificates of valuation dated 30 July 2004 and 2 August 2004, respectively.

The Disposal Consideration is at a discount to the market value as it was arrived at after taking into consideration the following factors:-

(i) the age of the Parades (approximately 7 years for Ipoh Parade and 8 years for Seremban Parade) which will necessitate substantial renovation costs for the refurbishment of the properties and changing of internal layouts for the revision of tenants mix to cater for changing retail trends;

(ii) the location of the Parades in the secondary townships of Ipoh and Seremban where their retail market sizes are much smaller than those in the Klang Valley and other major cities in the country; and

(iii) the Purchaser is a foreign investment fund whose investment criteria are predominantly yield-driven, with a minimum expectation of entry yield for the Parades to be no less than 8.0% on their investment funds. (Based on the projected net property income of the Parades for financial year ending 30 June 2005, the Disposal Consideration represents a net yield of 8.14%).

The Purchaser is entitled to conduct a due diligence on the Parades after payment of the earnest deposit to the Vendors. The Purchaser will be entitled to a period of 45 calendar days to complete the due diligence ("Due Diligence Period"). In the event the findings of the due diligence to be carried out by the Purchaser via independent professionals, reveals that the NLA and the costs of repairs and replacements for structural and/or mechanical and electrical systems ("M&E") defects exceed the allowable threshold, the Disposal Considerations will be re-adjusted. The materiality threshold for the due diligence is set out in Table 2 enclosed below.

5. SALIENT TERMS AND CONDITIONS OF THE LO

The salient terms of the LO are as follows:-

5.1 The Vendors agree to procure a written undertaking in favour of the Purchaser from the substantial shareholders of its ultimate holding company, namely Amsteel, to vote in favour of the Proposed Disposals and deliver the undertaking upon execution of the SPAs.

5.2 The Vendors shall accept the LO for the respective Parades simultaneously.

5.3 Neither party may object to any condition imposed by the relevant authorities which stipulates that:-

i. the requirement of equity participation by Bumiputra of at least thirty per centum (30%) of the shareholding of the Purchaser; and/or

ii. the requirement above is to be complied within a period of two (2) years from the date of issuance of such condition.

5.4 In respect of all existing tenancies, from the date of execution of the LO until the completion date of the SPA, the Vendors undertake that:-

(a) there are no significant or material adverse changes in the business, assets, liabilities or operations in relation to the Parades;

(b) no variation, alteration, change (including but not limited to any concessions or discounts given) has been made or will be made to the terms of the existing tenancies and the Vendors will not terminate any of the existing tenancies, without the consent of the Purchaser, whose consent shall not be unreasonably withheld or delayed;

(c) no new tenancies have been or will be entered into, without the consent of the Purchaser, whose consent shall not be unreasonably withheld or delayed provided that the Purchaser' s consent is not required in respect of any new tenancies or renewal of tenancies where:-

(i) the rental rates or renewal rental rates for such tenancies have been specifically disclosed in the tenancy schedule appended in the LO; and

(ii) the other terms and conditions are based on the existing standard form tenancy agreements used by the Vendors;

(d) the Vendors have not entered and will not enter into, in relation to the operation of the business of the Parades, any unusual, long term or onerous commitments or contracts with any existing/new tenants or supplier which would lead to an adverse effect on the financial position or prospects or turnover and no event, fact or matter has occurred or is likely to occur which will or is likely to give rise to any such change; and

(e) the Vendors have and shall continue to operate the business of the Parades as a shopping mall and maintain the same as going concerns without interruption or alteration in its nature, scope or manner.

5.5 Rental Guarantee

The Vendors had represented to the Purchaser that the projected net property income for the financial period 1 July 2004 to 30 June 2005 (the "Financial Period") shall not be less than RM13,149,000 and RM5,262,000 for Ipoh Parade and Seremban Parade respectively.

If the projected net property income for the Financial Period as determined by the auditor is less than RM13,149,000 and RM5,262,000 for Ipoh Parade and Seremban Parade respectively, and the shortfall exceeds RM131,490 and RM52,620 for Ipoh Parade and Seremban Parade respectively, the amount of the shortfall in excess of RM131,490 and RM52,620 for Ipoh Parade and Seremban Parade respectively will be adjusted by the relevant period commencing from the date of completion to and including 30 June 2005, shall be deducted from the Disposal Consideration (in the event the completion date is after the determination of the net property income by the auditor) or paid to the Purchaser (in the event the completion date is before the determination of the net property income by the auditor).

In the case where the completion date is before the determination of the net property income by the auditor, the Vendor's solicitors shall be entitled to withhold and retain from the Disposal Consideration an amount of RM400,000 and RM150,000 for Ipoh Parade and Seremban Parade respectively (the "Retention Sum") as security for the Vendors' payment of the above within seven (7) days of the auditor's determination of the net property income for the Financial Period.

6. UTILISATION OF PROCEEDS

The Proposed Disposals will result in a cash inflow to the Amsteel group of companies ("Amsteel Group") of RM226.149 million, which will be utilised for the repayment to the lenders under the Amsteel Group's debt restructuring scheme and to defray the estimated expenses of the Proposed Disposals of approximately RM1.4 million.

7. RATIONALE OF THE PROPOSED DISPOSALS

The Proposed Disposals are in line with the Amsteel Group's debt restructuring scheme which is to rationalise the Amsteel Group's financial position and to further streamline its operation by divesting its non-core and peripheral assets and businesses.

The Proposed Disposals will result in a cash inflow to Amsteel Group of RM226.149 million, which will be utilised for the repayment to the lenders under the Amsteel Group's debt restructuring scheme and to defray the estimated expenses of the Proposed Disposals of approximately RM1.4 million. Based on the average interest rate of approximately 6% per annum, the part repayment of borrowings would result in interest savings of approximately RM13.5 million per annum.

8. EFFECTS OF THE PROPOSED DISPOSALS

8.1 Share Capital

The Proposed Disposals will not have any effect on the issued and paid-up share capital of Amsteel as the Proposed Disposals do not involve any issuance of shares.

8.2 Shareholding Structure

The Proposed Disposals will not have any effect on the substantial shareholders' shareholding as the Proposed Disposals do not involve any issuance of shares.

8.3 Earnings

The Proposed Disposals are not expected to have a material impact on the earnings of the Amsteel Group for the financial year ending 30 June 2005 but is expected to reduce earnings per share by approximately 1 sen for the financial year ended 30 June 2004.

8.4 Net Tangible Assets

On a proforma basis, the Proposed Disposals are expected to reduce the net tangible assets per share of the Amsteel Group by approximately 1 sen based on the audited consolidated balance sheet as at 30 June 2003.

9. APPROVALS REQUIRED

The Proposed Disposals are subject to the approvals, where applicable, being received from:-

(a) the shareholders of the Vendors and its ultimate holding company, Amsteel;

(b) the Securities Commission ("SC") for the proposed disposal of the Parades by Amsteel;

(c) the Foreign Investment Committee for the proposed acquisition of the Parades by the Purchaser;

(d) the state authority for the proposed acquisition of the Parades by the Purchaser;

(e) the state authority's consent for the transfer of the Parades by the Vendors, if required;

(f) the consent from Amsteel's lender for the Proposed Disposal of Seremban Parade;

(g) shareholders of the Purchaser, if required;

(h) endorsement by the land authorities on the title for the Parade's commercial use by the Vendors;

and

(i) any other approvals, if required.

10. INTER-CONDITIONALITY

The Proposed Disposal of Ipoh Parade and the Proposed Disposal of Seremban Parade are inter-conditional upon each other.

11. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

To the best knowledge of the Board, none of the Directors and substantial shareholders of Amsteel or persons connected with them has any interest, direct or indirect, in the Proposed Disposal.

12. ADVISER

OSK has been appointed as Adviser to the Company for the Proposed Disposals.

13. DIRECTORS' RECOMMENDATION

The Board of Amsteel, having taken into consideration all aspects of the Proposed Disposals, are of the opinion that the Proposed Disposals are fair and reasonable, and is in the best interest of Amsteel and its shareholders.

14. COMPLIANCE WITH SC GUIDELINES

The Board of Amsteel is not aware of any departure from the SC's Policies and Guidelines on Issue/Offer of Securities, save as disclosed in Section 15 below.

15. WAIVER SOUGHT

An application to the SC will be made to seek a waiver from the SC from having to comply with Chapter 5.05 (c) (ii) of the SC's Policies and Guidelines on Issue/Offer of Securities which states that the valuation approved by the SC must be used as the sale consideration in the disposal. The waiver will be sought on the basis that the Disposal Consideration were arrived at on a willing buyer-willing seller basis taking into consideration various factors as disclosed under Section 4 of this Announcement.

16. APPLICATION TO THE RELEVANT AUTHORITIES

The relevant application to the regulatory authorities in relation to the Proposed Disposals will be made within one (1) month from the date of signing of the SPA.

The Proposed Disposals are envisaged to be completed by the end of December 2004.

17. DOCUMENTS FOR INSPECTION

The LO and the certificates of valuation from Messrs CH Williams Talhar and Wong Sdn Bhd will be made available for inspection during normal office hours of the Company on any weekday (except public holidays) at the registered address of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450, Kuala Lumpur for a period of one (1) month from the date of this Announcement.

This announcement is dated 23 August 2004.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Amsteel - Tables.doc

Table 1 – Mode of Settlement

		Proposed Disposal of Ipoh Parade		Proposed Disposal of Seremban Parade	
	%	**RM**	**Timing**	**RM**	**Timing**
Earnest deposit	2	3,230,500	Within two (2) business days from the date of acceptance of the LO	1,292,480	Within two (2) business days from the date of acceptance of the LO
Balance deposit	8	12,922,000	Upon execution of the SPA	5,169,920	Upon execution of the SPA
Total deposit	**10**	**16,152,500**		**6,462,400**	
Balance disposal consideration	90	145,372,500	25 calendar days after the unconditional date (being three (3) business days after the fulfillment of the last of the conditions precedent in the SPA)	58,161,600	25 calendar days after the unconditional date (being three (3) business days after the fulfillment of the last of the conditions precedent in the SPA)
Total	**100**	**161,525,000**		**64,624,000**	

Table 2 – Materiality Threshold

For Ipoh Parade:-

Factors	**Materiality Threshold**	**Proposed Disposal of Ipoh Parade**		**Formula for the re-adjustment of Disposal Consideration**
		Total	**Threshold**	
NLA	2%	594,414 square feet	11,888 square feet	RM272 per square feet for any variance exceeding the threshold allowed
No major structural and M&E defects	1% of disposal consideration	RM161,525,000	RM1,615,250	LIPSB to undertake all repair and replacement expenses or reduce the disposal consideration by such amount equivalent to the estimated cost which exceeds the threshold allowed

For Seremban Parade:-

Factors	**Materiality Threshold**	**Proposed Disposal of Seremban Parade**		**Formula for the re-adjustment of Disposal Consideration**
		Total	**Threshold**	
NLA	2%	316,847 square feet	6,336 square feet	RM204 per square feet for any variance exceeding threshold allowed
No major structural and M&E defects	1% of disposal consideration	RM64,624,000	RM646,240	LSPSB to undertake all repair and replacement expenses or reduce the disposal consideration by such amount equivalent to the estimated cost which exceeds the threshold allowed